Marine Harvest Q4 2016 Presentation 15 February 2017 1

Forward looking statements Notes in report2 This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2015 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights 3 - 2016 a great year with record earnings and cash flow generation - Record high quarterly operational EBIT of EUR 259 million - Strong operational performance in all entities - All-time high salmon prices driven by strong demand and decline in supply - Quarterly dividend of NOK 2.80 per share

Key financials Notes in report4 Marine Harvest Group - main figures Unaudited EUR million Operational revenue and other income 1,018.1 17% 866.7 3,509.8 12% 3,121.1 Operational EBIT 1) 259.4 189% 89.7 700.2 102% 346.8 Cash flow from operations 163.2 22.9 693.2 233.3 Net interest-bearing debt (NIBD) 890.0 999.7 890.0 999.7 Underlying EPS (EUR) 2) 0.43 0.14 1.13 0.52 Net cash flow per share (EUR) 3) 0.25 -0.16 1.23 -0.02 Dividend declared and paid per share (NOK) 2.30 1.40 8.60 5.20 ROCE 4) 44.9% 13.4% 28.1% 13.1 % Harvest volume (gutted weight tonnes salmon) 99 634 -10% 110 551 380 621 -9% 420 148 Operational EBIT - EUR per kg 5) - Total 2.60 0.81 1.84 0.83 Norway 2.70 1.47 2.18 1.37 Scotland 1.83 -0.30 0.91 0.35 Canada 3.33 0.36 2.53 0.34 Chile 2.61 -1.31 0.11 -0.82 Q4 2016 Q4 2015 20152016

Salmon prices – weekly reference prices Prices up to week 5 in 20175 - Record high prices in Europe, Americas and Asia in Q4 2016 0 1 2 3 4 5 6 7 0 1 2 3 4 5 6 7 8 9 10 2012 2013 2014 2015 2016 2017 U S D p e r l b s ( M i a m i a n d S e a t t l e ) E U R p e r k g ( O s l o ) Reference price Norway EUR (NASDAQ average superior Oslo, GWE/kg) Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami) Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

Price achievement, contract & superior share 6 103% 111% 98% 105% 90% 91% 101% 99% 0% 20% 40% 60% 80% 100% 120% 140% Norwegian Scottish Canadian Chilean Q4 2015 Q4 2016 Contract share 52% 68% 0% 10% Superior share 94% 94% 87% 94%

Operational EBIT comparison 7 259.4 2.8 154.9 8.2 13.2 -9.3 89.7 0 50 100 150 200 250 300 Op EBIT Q4 2015 Feed Farming Markets Consumer Products Other Op EBIT Q4 2016 E U R m i l l i o n

Norway 8 - Record quarterly results due to all-time high prices - Contract share of 52% negatively impacted price achievement - Biological issues persist - Expect costs to increase in the first half of 2017 on low volumes Operational EBIT Salmon of Norwegian Origin Q4 2016 vs Q4 2015 SALMON OF NORWEGIAN ORIGIN EUR million Q4 2016 Q4 2015 Operational EBIT 171.8 97.8 Harvest volume (GWE) 63 595 66 638 Operational EBIT per kg (EUR) 2.70 1.47 - of which Feed 0.17 0.12 - of which Markets 0.20 0.14 - of which Consumer Products 0.31 0.24 Exceptional items incl in op. EBIT -26.2 -25.1 Exceptional items per kg (EUR) -0.41 -0.38 Price achievement/reference price 90% 103% Contract share 52% 50% Superior share 94% 95% 0 60 120 180 Op EBIT Q4 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q4 2016

Norway: Sales contract portfolio Note: Marine Harvest Norway’s fixed price/fixed volume contracts with third party customers and MH’s processing entities. MH’s processing entities cover a large proportion of their sales exposure through third party end product contracts. 9 0 5 000 10 000 15 000 20 000 25 000 30 000 35 000 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 C o n t r a c t e d v o l u m e s ( G W E t o n n e s ) Realised contract volumes last quarters Contracted volumes next quarters

Norway: Operational EBIT/kg per region Note: Including contribution from Sales and Marketing10 1.09 1.93 0.62 1.76 1.47 2.51 2.91 2.33 2.79 2.70 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 South West Mid North Total E U R p e r k g Q4 2015 Q4 2016

Scotland 11 - Very good spot price development - Reduced volumes due to prior biological challenges - High contract share - Turnaround process on track - Expect costs to further decrease in 2017 Operational EBIT Salmon of Scottish Origin Q4 2016 vs Q4 2015 SALMON OF SCOTTISH ORIGIN EUR million Q4 2016 Q4 2015 Operational EBIT 21.7 -4.2 Harvest volume (GWE) 11 805 14 095 Operational EBIT per kg (EUR) 1.83 -0.30 - of which MH Markets 0.32 0.23 - of which MH Consumer Products 0.18 -0.66 Exceptional items incl in op. EBIT -0.9 -5.2 Exceptional items per kg (EUR) -0.08 -0.37 Price achievement/reference price 91% 111% Contract share 68% 57% Superior share 94% 93% -10 -5 0 5 10 15 20 25 30 35 Op EBIT Q4 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q4 2016 Q Q

Canada 12 - Very good operations and financial results - Continued favorable price developments - Good harvest volumes - Harvested larger sized fish - Expect stable costs going forward Operational EBIT Salmon of Canadian Origin Q4 2016 vs Q4 2015 0 5 10 15 20 25 30 35 40 Op EBIT Q4 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q4 2016 Q4 2016 vs Q4 2015 SALMON OF CANADIAN ORIGIN EUR million Q4 2016 Q4 2015 Operational EBIT 32.6 3.4 Harvest volume (GWE) 9 769 9 383 Operational EBIT per kg (EUR) 3.33 0.36 - of which MH Markets 0.41 0.07 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT 0.0 -0.5 Exceptional items per kg (EUR) 0.00 -0.05 Price achievement/reference price 101% 98% Contract share 0% 0% Superior share 87% 90%

Chile 13 - Record high prices on reduced supply - Significant volume reduction due to the algal bloom in March 2016 - Improved cost level in quarter - Harvesting from good sites - Full cost in box USD 4.74 per kg (GWE) in the quarter - Costs expected to increase substantially in the first quarter on low volumes Operational EBIT Salmon of Chilean Origin Q4 2016 vs Q4 2015 SALMON OF CHILEAN ORIGIN EUR million Q4 2016 Q4 2015 Operational EBIT 19.8 -19.4 Harvest volume (GWE) 7 577 14 750 Operational EBIT per kg (EUR) 2.61 -1.31 - of which MH Markets 0.26 0.05 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT 0.0 -1.2 Exceptional items per kg (EUR) 0.00 -0.08 Price achievement/reference price 99% 105% Contract share 10% 10% Superior share 94% 90% -20 -10 0 10 20 30 40 Op EBIT Q4 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q4 2016

Ireland and Faroes 14 - Good contribution from Marine Harvest Ireland - Very good contribution from Marine Harvest Faroes in the quarter - No harvesting from February to September 2017 due to lack of sites SALMON OF IRISH ORIGIN EUR million Q4 2016 Q4 2015 Operational EBIT 3.0 0.1 Harvest volume (GWE) 2 677 2 761 Operational EBIT per kg (EUR) 1.13 0.02 - of which MH Markets 0.01 0.01 - of which MH Consumer Products 0.19 0.13 Exceptional items incl in op. EBIT -0.7 -1.7 Exceptional items per kg (EUR) -0.24 -0.60 Price achievement/reference price na na Contract share 84% 78% Superior share 92% 87% SALMON OF FAROESE ORIGIN EUR million Q4 2016 Q4 2015 Operational EBIT 15.1 5.3 Harvest volume (GWE) 4 212 2 923 Operational EBIT per kg (EUR) 3.59 1.80 - of which MH Markets 0.12 0.33 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT -2.0 0 Exceptional items per kg (EUR) -0.47 0.00 Price achievement/reference price 99% 105% Contract share 9% 0% Superior share 93% 90%

Consumer Products 15 - 14% volume growth and impressive demand response in 2016 - Good quarterly results in a challenging raw material price environment - Operational improvements and sales price adjustments - Building a new value added products plant in Canada CONSUMER PRODUCTS EUR million Q4 2016 Q4 2015 Operating revenues 427.8 368.8 Operational EBIT 22.9 9.8 Operational EBIT % 5.4% 2.6% Volume sold (tonnes prod. weight) 35 222 33 367 Exceptional items 0 0 Volume share salmon 79% 76% Revenue share salmon 82% 80%

Feed 16 - Very good operational and financial results - 86% feed self-sufficiency rate in Norway - Increased plant capacity to 330,000 tonnes (approx 310,000 tonnes in 2016) FEED EUR million Q4 2016 Q4 2015 Operating revenues 107.2 102.4 Operational EBIT 10.8 8.0 Operational EBIT % 10.1% 7.9% Feed sold volume 86 014 88 486 Feed produced volume 89 672 95 962 Exceptional items 0 0

Fourth Quarter 2016 Financials, Markets and Harvest Volumes 17

Profit and Loss Notes in report18 Marine Harvest Group EUR million Operational revenue and other income 1 018.1 17% 866.7 3 509.8 12% 3 121.1 Operational EBIT 1) 259.4 189% 89.7 700.2 102% 346.8 Change in unrealized internal margin -18.7 -1.4 -35.6 -2.2 Gain/loss from derivatives 7.1 -6.3 8.3 -12.5 Net fair value adjustment of biomass, onerous contracts 74.7 107.1 277.5 9.3 Restucturing costs -0.9 0.2 -5.4 -15.2 Other non-operational items 0.0 0.0 1.3 2.4 Income from associated companies 21.0 10.8 62.6 23.4 Impairment losses - fixed assets 1.7 -3.7 -17.7 -6.8 EBIT 344.3 196.3 991.2 345.3 Net financial items -68.5 -45.9 -232.0 -95.2 Earnings before tax 275.8 150.4 759.2 250.1 Profit or loss for the period 210.9 91.7 539.3 158.3 EPS (EUR) 0.47 0.20 1.20 0.36 Underlying EPS (EUR) 0.43 0.14 1.13 0.52 Net cash flow per share (EUR) 0.25 -0.16 1.23 -0.02 Dividend declared and paid per share (NOK) 2.30 1.40 8.60 5.20 Q4 2016 Q4 2015 20152016

Financial position 19 Marine Harvest Group EUR million Non-current assets 2 248.9 2 201.8 2 134.9 Current assets 2 554.5 2 241.5 2 061.2 Total assets 4 803.5 4 443.3 4 196.1 Equity 2 062.4 1 968.4 1 895.6 Non-current liabilities 1 898.0 1 765.5 1 684.7 Current liabilities 843.1 709.5 615.9 Total equity and liabilities 4 803.5 4 443.3 4 196.1 Net interest-bearing debt 890.0 876.7 999.7 Equity ratio 42.9% 44.3% 45.2% 31.12.2016 30.09.2016 31.12.2015

Cash Flow and Net Interest Bearing Debt 20 Marine Harvest Group EUR million NIBD beginning of period - 876.7 - 917.9 -999.7 -1 032.6 Operational EBITDA 296.0 124.4 842.7 486.6 Change in working capital -105.1 -79.5 -14.9 -146.2 Taxes paid -10.3 -10.9 -92.6 -68.3 Other adjustments -17.4 -11.0 -42.0 -38.8 Cash flow from operations 163.2 22.9 693.2 233.3 Net Capex -57.2 -59.7 -199.2 -210.3 Other investments 0.0 -18.4 66.6 22.0 Cash flow from investments -57.2 -78.1 -132.6 -188.3 Net interest and financial items paid -6.4 -11.6 -22.9 -39.5 Other items 10.1 62.2 -7.2 -13.7 Bonds converted to equity 0.0 0.0 0.0 318.2 Dividend distributed -113.9 -67.6 -418.1 -255.9 Translation effect on interest-bearing debt -9.0 -9.6 -2.7 -21.1 NIBD end of period - 890.0 - 999.7 - 890.0 - 999.7 Debt distribution 1): EUR 70% 72% 70% 72% USD 13% 13% 13% 13% GBP 4% 4% 4% 4% Other currencies 13% 11% 13% 11% 1) Debt distribution including effect of cross currency sw aps. Q4 2016 Q4 2015 2016 2015

2017 Cash Flow Guidance

- *Working capital buildup EUR ~120m*
  - Support further organic growth
- *Capital expenditures EUR ~240m*
  - Freshwater expansion projects EUR ~50m
  - New feed plant in Scotland EUR ~35m (in total EUR ~ 110m)
  - Consumer Products expansion initiatives EUR ~25m
- *Interest paid EUR ~25m*
- *Taxes paid EUR ~150m*

- *Long term NIBD target of EUR 1,050m*

- *Quarterly dividend in Q1 2017 of NOK 2.80 per share (repayment of paid in capital)*

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Overview financing Coupon paid semi-annual22 - EUR 805m Facility Agreement - Maturity – Q4 2019 - Covenants: - 35% equity ratio - Accordion option EUR 45m - Lenders: DNB, Nordea, Rabobank and ABN Amro - EUR 340m issued in November 2015 - Tenor 5 years, annual coupon 0.125%(1), conversion price EUR 15.0765 - EUR 375m issued in May 2014 - Tenor 5 years, annual coupon 0.875%(1), conversion price EUR 9.5273 - To date early conversion to equity of principal amount in total EUR 21 million - NOK 1,250m bond issued in March 2013 - Tenor 5 years, NIBOR + 3.5%

Estimated volumes Compared to Q4 2015 Est. volumes Suppliers Q4 2016 Q4 2015 Volume % Q3 2016 Norway 289 500 309 900 -20 400 -6.6% 271 800 Scotland 38 700 40 800 -2 100 -5.1% 36 600 Faroe Islands 20 100 21 700 -1 600 -7.4% 14 900 Ireland 3 800 4 100 -300 -7.3% 3 900 Total Europe 352 100 376 500 -24 400 -6.5% 327 200 Chile 115 700 152 500 -36 800 -24.1% 101 100 North America 37 200 36 800 400 1.1% 37 500 Total Americas 152 900 189 300 -36 400 -19.2% 138 600 Australia 13 600 14 500 -900 -6.2% 12 700 Other 4 100 3 600 500 13.9% 3 900 Total 522 700 583 900 -61 200 -10.5% 482 400 Supply development Note: Atlantic Salmon (GWE tonnes)23 - Negative global supply growth in line with expectations - Europe: Approx 18,000 tonnes lower than expected mainly due to mortality and lower average harvest weights in Norway - Chile: Approx 15,000 tonnes more than expected as some farmers harvested early (biology) Source: Kontali

Development in reference prices Prices up to week 5 in 201724 Notes: (1) NASDAQ average superior GWE/kg (gutted weight equivalent) (2) Urner Barry average D trim 3-4 lbs FOB Miami (3) Reference price converted back-to-plant equivalent in GWE/kg (4) Urner Barry average GWE 10-12 lbs FOB Seattle Reference prices Q4 2016 Change vs Q4 2016 Change vs Market Q4 2015 NOK Q4 2015 Norway (1) EUR 7.39 52.7% NOK 66.72 47.8% Chile (2) USD 5.55 74.0% NOK 46.72 71.4% Chile, GWE (3) USD 6.50 94.0% NOK 54.68 91.2% North America (4) USD 3.78 61.5% NOK 31.79 59.1% North America, GWE (3) USD 7.86 73.5% NOK 66.12 71.0% 0 1 2 3 4 5 6 7 0 1 2 3 4 5 6 7 8 9 10 2012 2013 2014 2015 2016 2017 U S D p e r l b s ( M i a m i a n d S e a t t l e ) E U R p e r k g ( O s l o ) Reference price Norway EUR (NASDAQ average superior Oslo, GWE/kg) Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami) Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

Global volume by market

Markets	Estimated volumes Q4 2016	Q4 2015	Compared to Q4 2015 Volume	%	Est. volumes Q3 2016	12 month comparison LTM	PTM	%
EU	253 200	273 300	-20 100	-7.4%	246 600	949 200	979 100	-3.1%
Russia	19 800	24 500	-4 700	-19.2%	16 800	67 500	95 700	-29.5%
Other Europe	20 200	22 300	-2 100	-9.4%	16 900	71 100	81 300	-12.5%
Total Europe	**293 200**	**320 100**	**-26 900**	**-8.4%**	**280 300**	**1 087 800**	**1 156 100**	**-5.9%**
USA	87 000	96 500	-9 500	-9.8%	87 400	372 800	374 000	-0.3%
Brazil	19 600	25 100	-5 500	-21.9%	18 900	83 700	99 500	-15.9%
Other Americas	28 300	29 500	-1 200	-4.1%	23 500	101 000	107 600	-6.1%
Total Americas	**134 900**	**151 100**	**-16 200**	**-10.7%**	**129 800**	**557 500**	**581 100**	**-4.1%**
China / Hong Kong	19 000	19 700	-700	-3.6%	19 600	78 800	76 900	2.5%
Japan	16 600	17 900	-1 300	-7.3%	14 600	58 400	54 500	7.2%
South Korea / Taiwan	9 500	11 300	-1 800	-15.9%	9 000	40 200	46 100	-12.8%
Other Asia	16 000	20 300	-4 300	-21.2%	14 700	65 500	66 200	-1.1%
Total Asia	**61 100**	**69 200**	**-8 100**	**-11.7%**	**57 900**	**242 900**	**243 700**	**-0.3%**
All other markets	30 200	29 300	900	3.1%	27 700	106 300	99 400	6.9%
Total	**519 400**	**569 700**	**-50 300**	**-8.8%**	**495 700**	**1 994 500**	**2 080 300**	**-4.1%**
Inflow to US from Europe	20 300	20 600	-300	-1.5%	19 200	79 200	76 300	3.8%
Inflow to EU from Chile	7 700	9 700	-2 000	-20.6%	11 000	48 500	40 400	20.0%

- *Impressive strong demand globally at record high salmon prices*
- *Europe: Continued strong growth*
- *Asia: Strong growth. Sourcing impacted by lack of large sized European salmon*
- *US: Favourable development*

Source: Kontali
Note: Atlantic Salmon (GWE tonnes), LTM Last twelve months, PTM Previous twelve months

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Industry supply outlook
Guidance of low growth in 2017 from -1% to +4%

GWE tonnes (thousands)	2014	2015	2016	2017 Estimate	Estimates 2017 Low	Y/Y growth	High	Y/Y growth
Norway	1 079	1 111	1 054	1 055	1 030	-2%	1 080	2%
UK	153	150	144	155	150	4%	159	10%
Faroe Islands	74	69	68	74	72	5%	76	11%
Total Europe	**1 307**	**1 330**	**1 266**	**1 284**	**1 252**	**-1%**	**1 315**	**4%**
Chile	525	538	454	473	460	1%	485	7%
North America	107	140	148	143	138	-7%	148	0%
Total Americas	**632**	**678**	**602**	**616**	**598**	**-1%**	**633**	**5%**
Other	67	79	79	84	82	4%	86	9%
Total	**2 005**	**2 087**	**1 947**	**1 983**	**1 932**	**-1%**	**2 034**	**4%**

GWE tonnes (thousands)	Q1 2014	Q1 2015	Q1 2016	Q1 2017 Estimate	ESTIMATES Q1 2017 Low	Q/Q growth	High	Q/Q growth
Norway	236	260	244	227	222	-9%	232	-5%
UK	33	28	34	36	35	4%	37	10%
Faroe Islands	16	13	16	19	17	4%	20	22%
Total Europe	**285**	**301**	**294**	**282**	**274**	**-7%**	**289**	**-2%**
Chile	135	134	144	107	104	-28%	109	-24%
North America	23	29	33	33	32	-4%	34	2%
Total Americas	**157**	**163**	**177**	**140**	**136**	**-23%**	**143**	**-19%**
Other	14	17	19	20	19	1%	21	12%
Total	**457**	**481**	**490**	**441**	**429**	**-12%**	**453**	**-8%**

GWE tonnes (thousands)	Q2-Q4 2014	Q2-Q4 2015	Q2-Q4 2016	Q2-Q4 2017E	ESTIMATES Q2-Q4 2017 Low	Q/Q growth	High	Q/Q growth
Norway	843	851	810	828	808	0%	848	5%
UK	120	121	110	119	115	4%	122	10%
Faroe Islands	58	57	52	56	55	6%	56	8%
Total Europe	**1 022**	**1 029**	**973**	**1 002**	**978**	**1%**	**1 026**	**5%**
Chile	390	405	310	366	356	15%	376	21%
North America	85	110	115	110	106	-8%	114	-1%
Total Americas	**474**	**515**	**425**	**476**	**462**	**9%**	**490**	**15%**
Other	53	62	60	64	63	5%	65	8%
Total	**1 549**	**1 607**	**1 457**	**1 542**	**1 503**	**3%**	**1 581**	**8%**

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algal blooms etc. and market developments.

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MHG 2017 volume guidance Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algal blooms etc. and market developments. 27 - 2017 volume guidance unchanged of 403,000 tonnes GWE - Norway reduced by 2,000 tonnes and Scotland increased by 2,500 tonnes - 2017 vs 2016 volumes - Partial recovery of volumes in Norway and Chile - Growth in Scotland - Faroes to decline due to planned fallowing Salmon species 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 2016 Q1 2017 2017 GWE tonnes (1000) Actual Actual Actual Actual Actual Actual Guidance Guidance Norway 255 54 54 65 64 236 49 250 Chile 62 15 7 7 8 37 6 45 Canada 40 12 12 10 10 43 9 42 Scotland 50 13 11 10 12 45 18 54 Other Units 13 3 4 6 7 19 2 13 Total 420 97 87 97 100 381 84 403

Outlook 28 - Market balance expected to remain tight in 2017 (low supply growth) - Future prices (NASDAQ) next twelve months are EUR 7.2 per kg (NOK 65 per kg) - Sea lice the number one industry challenge - Non-medicinal treatment strategy continues - Acquisition of Gray Aqua farming assets in East Canada subject to Court approval - From Level II ADR programme to a sponsored Level I programme - From exchange to over-the-counter in the US - Quarterly dividend of NOK 2.80 per share (repayment of paid in capital)

Appendix 29

Dividend policy 30 - The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company - To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis - When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends - Long term NIBD target of EUR 1,050m - EUR 1.8 per kg harvest volume (equivalent to ca NOK 15 per kg) - Residual attributed to non-farming businesses

Contract coverage and sales contract policy 31 - Q1 2017 contract shares (% of guided volume): - Norway 53% - Scotland 47% - Canada 0% - Chile 34% - Contracts typically have a duration of 3-12 months - Contracts are entered into on a regular basis - Policy opens for contracts of up to 48 month duration SALES CONTRACT POLICY Min hedging rate (1) Max hedging rate (1) Norway (2) (3) 22.5% 50.0 % Chile (3) 22.5% 50.0 % Canada 0.0% 30.0 % Scotland 40.0% 75.0 % Ireland 40.0% 100.0 % Faroes 0.0% 30.0 % Notes: (1) Hedging rates for the next quarter, limits dropping over time (2) External and internal contract (including financial futures) (3) Contract rate can be increased to 65% under special circumstances

Quarterly segment overview

EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
	SOURCES OF ORIGIN QTD							
OPERATIONAL EBIT								
FARMING	128.5	15.8	28.5	17.8	2.5	14.6		207.7
SALES AND MARKETING								
Markets	12.6	3.8	4.0	2.0	0.0	0.5	0.0	23.0
Consumer Products	19.9	2.1	0.0	0.0	0.5	0.0	0.5	22.9
SUBTOTAL	**160.9**	**21.7**	**32.6**	**19.8**	**3.0**	**15.1**	**0.5**	**253.6**
Feed	10.8							10.8
Other entities [2]							-5.0	-5.0
TOTAL	**171.8**	**21.7**	**32.6**	**19.8**	**3.0**	**15.1**	**-4.5**	**259.4**
Harvest volume (GWE, salmon)	63 595	11 805	9 769	7 577	2 677	4 212		99 634
Operational EBIT per kg (EUR) [3] - total Group	2.70	1.83	3.33	2.61	1.13	3.59		2.60
- of which Feed	0.17	0.00	0.00	0.00	0.00	0.00		0.11
- of which Markets	0.20	0.32	0.41	0.26	0.01	0.12		0.23
- of which Consumer Products	0.31	0.18	0.00	0.00	0.19	0.00		0.23
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	90%	91%	101%	99%	na	99%		92%
Contract share (%)	52%	68%	0%	10%	84%	9%		45%
Quality - superior share (%)	94%	94%	87%	94%	92%	93%		93%
Exceptional items included in Operational EBIT	-26.2	-0.9	0.0	0.0	-0.7	-2.0		-29.7
Exceptional items per kg (EUR)	-0.41	-0.08	0.00	0.00	-0.24	-0.47		-0.30
GUIDANCE								
Q1 2017 harvest volume (GWE)	49 000	18 000	9 000	6 000	1 000	1 000		84 000
2017 harvest volume (GWE)	250 000	53 500	42 000	45 000	9 000	3 500		403 000
Q1 2017 contract share (%)	53%	47%	0%	34%	95%	6%		45%

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YTD segment overview 33 EUR million Norway Scotland Canada Chile Ireland Faroes Other 1) Group OPERATIONAL EBIT FARMING 419.7 36.1 99.6 -8.0 5.8 32.6 585.9 SALES AND MARKETING Markets 41.0 13.3 10.2 12.2 0.1 1.1 0.0 77.9 Consumer Products 26.1 -8.4 0.0 0.0 0.4 0.0 1.6 19.7 SUBTOTAL 486.8 41.1 109.8 4.2 6.3 33.8 1.6 683.5 Feed 28.1 28.1 Other entities 2) -11.4 -11.4 TOTAL 514.8 41.1 109.8 4.2 6.3 33.8 -9.8 700.2 Harvest volume (GWE, salmon) 235 962 45 046 43 349 36 931 8 441 10 893 380 621 Operational EBIT per kg (EUR) 3) - total Group 2.18 0.91 2.53 0.11 0.75 3.10 1.84 - of which Feed 0.12 0.00 0.00 0.00 0.00 0.00 0.07 - of which Markets 0.17 0.30 0.23 0.33 0.01 0.10 0.20 - of which Consumer Products 0.11 -0.19 0.00 0.00 0.05 0.00 0.05 ANALYTICAL DATA Price achievement/reference price (%) 4) 86% 88% 100% 99% na 100% 90% Contract share (%) 49% 66% 0% 14% 83% 4% 42% Quality - superior share (%) 93% 94% 88% 90% 91% 89% 92% Exceptional items included in Operational EBIT -96.6 -6.5 0.0 -13.3 -3.6 -2.5 0 -122.6 Exceptional items per kg (EUR) -0.41 -0.14 0.00 -0.36 -0.42 -0.23 -0.32 GUIDANCE 2017 harvest volume (GWE) 250 000 53 500 42 000 45 000 9 000 3 500 403 000 Q1 2017 contract share (%) 53% 47% 0% 34% 95% 6% 45% SOURCES OF ORIGIN YTD

Quarterly segment overview

MH Operating Units			FARMING				MH Sales and Marketing		
								Consumer	
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	Products	MH Feed
Revenues and other income	395.2	74.1	69.7	50.0	21.5	30.0	783.7	427.8	107.2
Operating EBITDA	142.3	19.9	31.6	22.4	3.3	15.1	24.1	28.7	12.6
Operating EBIT	128.5	15.8	28.5	17.8	2.5	14.6	23.0	22.9	10.8
Fair Value adj on biomass, contracts/ unrealised derivatives	-24.4	53.3	27.2	-1.0	3.4	-12.0	0.0	29.5	-1.1
Unrealized margin adjustment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-13.5
Restructuring cost	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.9	0.0
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income/loss from associated companies	21.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Write-down of fixed assets/intangibles	-0.1	0.0	0.0	1.2	0.0	0.0	0.0	0.7	0.0
EBIT	125.1	69.1	55.8	18.0	5.9	2.6	23.0	52.2	-3.8
Contribution to operational EBIT from S&M	32.5	5.9	4.0	2.0	0.5	0.5	-23.0	-22.9	
Contribution to operational EBIT from Feed	10.8								0.0
Operational EBIT incl contribution from S&M	171.8	21.7	32.6	19.8	3.0	15.1	0.0	0.0	0.0
Harvest / sales volume	63 595	11 805	9 769	7 577	2 677	4 212	0	35 222	86 014
Operational EBIT/kg incl contribution from S&M (EUR)	2.70	1.83	3.33	2.61	1.13	3.59			
-of which S&M	0.51	0.50	0.41	0.26	0.20	0.12			
-of which Feed	0.17								

*Volume = harvested volume salmon in tonnes gutted weight

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marineharvest

Development in harvest volumes

	2011	2012	2013	2014	2015					2016					2017		
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1E	Q2-Q4E	Total
Norway	217.5	255.3	222.5	258.0	65.2	64.0	58.9	66.6	254.8	54.0	53.7	64.6	63.6	236.0	49.0	201.0	250.0
Chile	26.0	40.2	28.3	67.5	16.1	13.2	18.4	14.8	62.5	15.4	7.1	6.9	7.6	36.9	6.0	39.0	45.0
Canada	33.9	40.2	33.1	26.7	10.5	11.6	8.7	9.4	40.1	11.6	11.7	10.3	9.8	43.3	9.0	33.0	42.0
Scotland	50.2	40.3	48.4	48.9	7.1	12.4	16.6	14.1	50.1	12.6	10.8	9.8	11.8	45.0	18.0	35.5	53.5
Other (1)	15.3	16.3	11.5	17.8	0.6	2.9	3.4	5.7	12.7	3.1	3.8	5.6	6.9	19.3	2.0	10.5	12.5
Total	342.8	392.3	343.8	418.9	99.5	104.2	106.0	110.6	420.1	96.6	87.2	97.2	99.6	380.6	84.0	319.0	403.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2011	2012	2013	2014	2015					2016					2017		
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1E	Q2-Q4E	Total
Norway	7%	17%	-13%	16%	18%	-7%	-8%	-5%	-1%	-17%	-16%	10%	-5%	-7%	-9%	10%	6%
Chile	146%	55%	-30%	139%	-9%	-19%	10%	-11%	-7%	-4%	-47%	-63%	-49%	-41%	-61%	81%	22%
Canada	1%	19%	-18%	-19%	65%	79%	23%	38%	50%	10%	1%	19%	4%	8%	-22%	4%	-3%
Scotland	51%	-20%	20%	1%	-32%	-32%	21%	121%	3%	77%	-12%	-41%	-16%	-10%	43%	9%	19%
Other (1)	-4%	7%	-29%	54%	-76%	-32%	-38%	6%	-29%	399%	28%	64%	21%	53%	-35%	-35%	-35%
Total	16%	14%	-12%	22%	8%	-9%	-1%	5%	0%	-3%	-16%	-8%	-10%	-9%	-13%	12%	6%

Notes:
(1) Ireland and the Faroes

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marineharvest

0 50 100 150 200 250 300 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E E U R m i l l i o n Net capital expenditure guidance 36 Maintenance level

Net working capital guidance 37 -100 -50 0 50 100 150 200 250 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E W o r k i n g c a p i t a l t i e - u p ( E U R m i l l i o n )

Guidance on financial commitments and cost of debt 38 0 20 40 60 80 100 120 2011 2012 2013 2014 2015 2016 2017E E U R m i l l i o n Contractual repayments Net interest and financial items paid

Nova Sea 39 - Leading integrated salmon producer in Northern Norway - 33.33 wholly owned licenses - 4 partly owned licenses - Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings - 2015 dividends of NOK 200m (paid in Q2-16) - Marine Harvest’s direct share NOK ~86m - Proportion of income after tax reported as income from associated companies in Marine Harvest Norway - EUR 22.4m in Q4 2016 NIBD EURm Ownership % 2015 2016 Q4 2015 Q4 2016 2015 2016 Q4 2015 Q4 2016 Q4 2016 Nova Sea 48% 37 422 37 064 11 315 6 018 1.57 2.98 1.64 2.76 -46.1 Harvest volume (GWE) EBIT per kg EUR

Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) [1]

CURRENCY	DEBT 30/12/2016[2]	2016		2017		2018		2019		2020		2021		2022	
		Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]
EUR m	674.8	797.4	0.94%	938.0	1.21%	1 226.1	1.80%	1 296.5	2.50%	716.6	1.24%	380.0	2.20%	-	0.00%
USD m	146.0	151.0	2.91%	138.5	3.12%	138.5	3.21%	167.5	2.93%	78.3	2.31%	78.3	2.31%	60.0	4.13%
GBP m	36.2	34.0	3.04%	34.0	3.13%	34.0	3.13%	34.0	3.13%	23.5	2.83%	23.5	2.83%	-	0.00%
Other (EUR m)	138.4														

Market value of IRS contracts in MEUR (30/12/16):	-86.3
Mark to market valuation effect in Q4[4]:	14.0
Difference in fixed vs floating rate settled in cash in Q4	-2.0

Notes:
(1) MHG has March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

- *External interest bearing debt is distributed as follows: EUR 70%, USD 13%, GBP 4%, other currencies 13%.*
- *Policy: Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged*

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marineharvest

Hedging and long term currency exposure 41 POLICY - EUR/NOK - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year. - USD/CAD - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in CAD against the USD with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year. - USD/CLP - Marine Harvest shall not hedge the USD/CLP exposure - Internal transaction hedging relating to bilateral sales contracts - All bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and EUR - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT

Strategic currency hedging 42 STRATEGIC CURRENCY HEDGING MEUR Rate MUSD Rate 2017 199.2 9.40 28.8 1.32 2018 199.2 9.54 26.4 1.32 P/L effect of contracts maturing in Q4 -1.2 (MEUR) MEUR Market value 30/09/2016 13.1 Change (1) -4.3 Market value 30/12/2016 8.8 DESIGNATED MARKET CURRENCIES Norway Chile Canada Scotland Feed VAP Morpol Faroes Asia EUR USD USD USD GBP EUR EUR EUR EUR EUR/NOK USD/CAD

Tax losses carried forward (YE 2016) 43 - Most of the deferred tax assets have not been recognised on the statement of financial position - The NOL’s will be used to offset taxable profit in the countries going forward - The utilisation of the deferred tax asset on NOL’s gives rise to a tax expense in the accounts which do not normally have any cash effect Marine Harvest Group 31.12.2016 EUR million USA 8.2 26.7 35.0 Poland 8.0 7.2 15.3 France 4.6 45.1 49.7 Chile 0.0 130.3 130.3 Italy 0.0 0.4 0.4 Taiwan 1.1 0.0 1.1 China 0.7 0.0 0.7 Norway 11.6 0.0 11.6 Other 0.2 0.0 0.2 Total 34.5 209.8 244.3 Recognised Unrecognised Total